LABOPHARM, INC.,
&
LABOPHARM EUROPE LIMITED
&
CARGILL INC.

MANUFACTURE & SUPPLY AGREEMENT

FOR

CONTRAMID®

In conformity with paragraph 12.2(3) of National Instrument 51-102 respecting Continuous Disclosure Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to supply prices and payment terms, product description and other confidential commercial terms.

CONTRAMID® MANUFACTURE & SUPPLY AGREEMENT

THIS agreement ("Agreement") is made effective the 26th day of September, 2007 (the "Effective Date"), by and between:

LABOPHARM, INC., a corporation organized under the laws of Canada having an address at 480 boulevard Armand-Frappier, Laval, Quebec H7V 4B4, Canada ("Labopharm Inc."),

AND

LABOPHARM EUROPE LIMITED, a corporation organized under the laws of Ireland, having an address at 5 The Seapoint Building, 44 Clontarf Road, Dublin 3, Ireland, and being a wholly-owned subsidiary of Labopharm Inc. ("LEL"),

(collectively, "Labopharm");

AND

CARGILL INC., a corporation organized under the laws of Delaware, having an address at 15407 McGinty Road West, Wayzata, MN 55391, U.S.A.; ("Cargill")

Labopharm and Cargill hereinafter separately referred to as "Party" and jointly as "Parties"

WHEREAS, Labopharm possesses the relevant intellectual property regarding a certain product (the "Product", as defined below), and uses the Product in the formulation of pharmaceutical products to be marketed throughout the world; and

WHEREAS Cargill has acquired Cerestar France, SA and Cerestar USA Inc., which have been since 1998 the manufacturers for and suppliers to Labopharm of the Product, and therefore Cargill has experience and expertise in the manufacture and supply of the Product for Labopharm; and

WHEREAS, Cargill wishes to manufacture and supply to Labopharm the Product, and Labopharm desires to have manufactured and purchase the same from Cargill, subject to the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and premises set forth herein, together with other good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, the Parties agree as follows:

1. DEFINITIONS

The following terms, whether used in the singular or plural, shall have the meanings assigned to them below for purposes of this Agreement.

1.1 "Affiliates" means any corporation or entity which is directly or indirectly controlled by, or controls or is under common control with, another corporation or entity, provided that "control" shall mean ownership as to more than 50% of another corporation or entity or the power to direct decisions of another corporation

or entity, including, without limitation, the power to direct management and policies of another corporation or entity, whether by reason of ownership, by contract or otherwise;

1.2 "Agreement" shall mean this Manufacture and Supply Agreement.

1.3 "Applicable Laws" shall mean any and all national, international, federal, state, provincial or local legislation, guidelines, common law, regulations and government policies relating to the manufacture, use, and distribution of the Product;

1.4 "Batch" means a production batch of an approved quantity of units of Product, or as otherwise agreed by the Parties;

1.5 "Confidential Information" of a Party shall mean any information disclosed by one Party to another, whether in writing, orally, in electronic form or in the form of samples or materials, (i) which is designated confidential at the time of disclosure, whether orally or in writing, or (ii) which should be considered confidential by its nature and the circumstances surrounding its disclosure, including without limitation information concerning that Party's business, technology, processes, products, proposed new products or technology, product costs, product prices, finances, marketing plans, business opportunities, research, development or know-how which is confidential and proprietary to that Party and is not generally known to the public;

1.6 "Contract Year" means each successive twelve calendar month period during the term of this Agreement. The first Contract Year shall begin on the Effective Date of this Agreement and end on December 31st of that year. The last Contract Year shall end on the day this Agreement is terminated;

1.7 "current Good Manufacturing Practices or cGMP's" means the most current practices set out in the guidelines published as good manufacturing practices related to and as applicable to pharmaceutical excipients under Applicable Laws by (i) the Food & Drug Administration of USA and (ii) the relevant European national authorities, and as same are in effect from time to time during the Term of this Agreement;

1.8 "Delivery" means the effective physical handing over of the Product to Labopharm at Labopharm's facilities, Labopharm's manufacturing site, or such other location as designated by Labopharm in accordance with the provision of art. 7 of this Agreement

1.9 "DMF" means Drug Master File;

1.10 "Effective Date" means the date first set out above;

1.11 "EMEA" means the European Agency of Medicinal Products;

1.12 "FD&C Act" shall mean the United States Federal Food, Drug and Cosmetic Act, as amended.

1.13 "FDA" shall mean the United States Food and Drug Administration, or any successor entity.

1.14 "Intermediate Product" shall mean the product currently produced (Redacted)

1.15 "Intermediate Product Specifications." shall mean the specifications for the Intermediate Product as defined in the DMF and set out in Schedule C, as determined by appropriately qualified analytical methods, as mutually agreed by both Parties. The specifications will be further detailed in the appended Quality Agreement

1.16 "Labopharm Patents" shall mean the patents listed at Schedule A;

1.17 "Labopharm Intellectual Property" means the Labopharm Patents (and any continuations, divisions, patents of addition, applications for reissue, reissues, re-examinations or extensions of any of the foregoing), Confidential Information, Product Specifications, and any unpatented inventions, discoveries, improvements, developments, processes, methods, know-how, technology, plans, data, formulae, trade secrets, and all other industrial and intellectual property pertinent to the Product or to the manufacture, use or sale of the Product;

1.18 "Materials" means all raw materials, ingredients, packaging and labeling materials and any other materials used in the manufacturing, packaging and shipping of the Intermediate Product and/or Product by Cargill as further specified in Schedule B;

1.19 "Product Specifications" shall mean the specifications for the Product as defined in the DMF and set out in Schedule C, as determined by appropriately qualified analytical methods, as mutually agreed by both Parties. The specifications will be further detailed in the appended Quality Agreement

1.20 "Product" shall mean Labopharm's proprietary chemically modified high-amylose starch, known as Contramid® and as further defined in the DMF;

1.21 "Purchase Order" shall mean an order for Product submitted by Labopharm to Cargill in writing, containing details as to quantity, delivery date requirements and shipping instructions;

1.22 "Quality Agreement" means the agreement which will be executed by the Parties pursuant to which the Parties shall agree on the sharing of their respective operational responsibilities in order to comply with cGMP's, Applicable Laws and all relevant standards and guidelines, and whereof a copy, as amended from time to time, will be attached as Schedule D hereto, and incorporated by reference herein;

1.23 "Raw Materials Specifications" means the specifications relating to each of the raw materials used to manufacture the Product as set in Schedule B, as measured by appropriately qualified and mutually approved analytical methods, compendial or otherwise, and required for the release of said raw materials for the purposes of manufacturing Intermediate Product or Product

2. RELATIONSHIP MANAGEMENT

Each Party shall appoint an individual to be responsible for the management of the interactions between the employees of the Parties on an ongoing basis, for day-to-day administration of the matters set out herein ("Relationship Manager"). Such Relationship Managers shall be named and notified to the other Party from time to time, and shall be appropriately qualified in matters of logistics and quality assurance. Such individuals shall direct inquiries from the other Party to the appropriate person within their own company if such inquiry is not within such individual's scope of responsibilities.

3. SUPPLY OF PRODUCT

Subject to the provisions of this Agreement, Cargill agrees to manufacture and supply the Product exclusively to Labopharm, subject to Cargill's exclusive license option defined in Section 6 of the Amendment to the Cerestar-Labopharm Contramid Supply Agreement dated November 17, 2005, in accordance with the Product Specifications, and Labopharm agrees to purchase the Product exclusively from Cargill, all subject to the terms and conditions hereof.

4. FORECASTS

4.1 Labopharm shall submit to Cargill on the 9th day of every calendar quarter, a rolling forecast of the quantities of Product that Labopharm anticipates ordering during the three (3) year period commencing with the subsequent calendar quarter. Such forecasts shall be as follows: for the first 18 months: quarterly; for the remaining 18 months: a single figure estimate. Such forecasts shall represent the most current estimates for planning purposes, but shall not be purchase commitments.

4.2 Cargill shall confirm, within 14 days of receipt of each such forecast, its ability or inability to supply the quantities set forth therein. In addition, Cargill agrees to use commercially reasonable efforts to meet Labopharm's reasonable requirements in excess of such forecasts, provided that Labopharm shall advise Cargill of such anticipated excess as soon as reasonably possible. Cargill agrees to keep a minimum inventory sufficient to satisfy a minimum of (Redacted) of Labopharm's forecasted requirements ("Safety Stock") of Product to supply Labopharm.

5. PURCHASE ORDERS

Labopharm shall provide to Cargill a written Purchase Order for each order of Product at least 6 weeks in advance of the expected delivery date. The terms and conditions of this Agreement shall apply to and be controlling over any terms and conditions in such purchase orders. Upon receipt of each purchase order by Cargill hereunder, Cargill shall confirm within 5 business days its ability to comply therewith on the delivery date specified, within 10% more or less of the quantities requested. All purchase orders shall be filled first by drawing down on the earliest batches maintained in the Safety Stock. Cargill shall provide Labopharm with an updated inventory list of both Product and Intermediate Product on a calendar quarter basis.

Notwithstanding the foregoing, Labopharm shall use reasonable efforts to meet any request of Cargill to accommodate any changes requested by Cargill in delivery schedules for Product following Cargill's receipt of purchase orders from Labopharm.

6. INABILITY TO SUPPLY

In the event Cargill is unable to supply to Labopharm the quantities of Product complying with Product Specifications and as ordered by Labopharm pursuant to the preceding paragraph in respect of any particular order, Labopharm may, at its sole discretion, in respect of that particular order, either (i) purchase the Product from any third party capable of manufacturing the Product pursuant to the Product Specifications and cGMP or (ii) manufacture the Product on its own or have it manufactured by a designated contract manufacturer. In the second case, Cargill agrees to provide Labopharm or its designated contract manufacturer, on a reasonable commercial basis, including acceptance of full confidentiality provisions to be the subject of a Confidentiality Agreement between the appropriate parties at the relevant time, the technological and technical assistance required to manufacture the Product pursuant to the Product Specifications. In addition, Labopharm shall keep, handle, store and process such Product that was not delivered by Cargill strictly separated from the Product supplied by Cargill as to avoid any physical contact with the Product supplied by Cargill and further keep, handle, store and process such Product in accordance with the same standards and specifications as if it were a Cargill Product. Should issues arise regarding the quality of Product manufactured by the Third Party or Labopharm, Labopharm may provide Cargill with detailed information on the manufacturing process and its quality standards, the origin, the specifications, the transport, the handling and the

storage of any such Product to enable Cargill to more generally collaborate in any investigation with regard to any such Product.

7. DELIVERY AND SHIPPING TERMS

Delivery by Cargill of the Product shall be within 6 weeks of receipt of a purchase order to Labopharm's facilities, Labopharm's manufacturing site, or such other location as Labopharm may designate, in accordance with the shipping and handling instructions specified by Labopharm in each Purchase Order. Notwithstanding the foregoing, Cargill shall use reasonable efforts to meet any request by Labopharm for delivery of Product in less than 6 weeks. Title to the Product and control over the Product shall pass to Labopharm at the time of proper delivery of the Product to Labopharm's manufacturing site or, as the case may be, at another location designated by Labopharm. Cargill shall be responsible for freight and insurance (in accordance with INCO 2000-term "DDU"). For further clarity, Labopharm is responsible for customs clearance, duties and taxes at the North American port of entry. All Product shall be shipped by sea freight to Labopharm in appropriate shipping containers as agreed upon by the Parties and as defined in Schedule B.

8. MATERIALS AND COMPONENTS

Cargill shall provide at its cost and expense all Materials. Cargill represents and warrants to Labopharm that Cargill currently has access to, and during the entire Term of this Agreement will make all commercially reasonable efforts to maintain access to, sufficient supplies of raw materials, utilities, production capacity, container/closure systems, packaging materials, labor, and any other critical item required to perform the services required of Cargill hereunder, without interruption, unless otherwise provided by this Agreement. If, for any reason, Cargill no longer has reasonable access to raw materials, container/closure systems, packaging materials, or any other critical item required to perform the services required of Cargill hereunder, the Parties shall meet to discuss the situation and agree mutually on a plan forward. In any event, Cargill shall use reasonable efforts to notify Labopharm 18 months prior to such eventuality. In the event that Cargill would be unable to supply, art. 6 shall apply..

9. PRICING & PAYMENT

9.1 Upon receipt of an invoice from Cargill, Labopharm shall pay to Cargill during the term of this Agreement (Redacted) for Product supplied by Cargill to Labopharm pursuant to this Agreement. This price is based on delivery under the shipping term DDU in accordance with art. 7. If Parties would decide to the have supplies ruled by any other shipping terms or supply conditions, price will be adapted accordingly.

The price for newly manufactured Product is subject to a yearly review on the 31st December of a Contract Year, which will apply automatically forthwith as from the 1st of January of the next Contract Year, in accordance with the following formula:

(Redacted)

If the Product has to be transported to a location other than Labopharm or Labopharm's manufacturing site or by transport other than sea freight, Cargill will invoice the additional transportation and, where applicable, (un)loading costs to Labopharm.

In addition, and in accordance with the Amendment to the Cerestar-Labopharm Contramid Supply Agreement dated November 17, 2005, any Product derived from the Intermediate Product purchased by Labopharm and held in inventory by Cargill (Redacted)

9.2 Labopharm shall pay Cargill for each shipment of Product in the amount invoiced within 45 days from the date of receipt of the shipment or invoice, whichever occurs later, unless such Product is validly rejected by Labopharm pursuant to this Agreement.

In case of late payment, Labopharm shall pay to Cargill, without any prior notice being required and notwithstanding any other contractual or legal remedy or indemnity, on any unpaid part of a due invoice an interest rate of the prime rate of the Bank of Canada + 2%.

Any persistent or repeated non-payment of due invoices will constitute a material breach of this Agreement and Cargill will have the right to terminate the Agreement in accordance with the terms of art. 15.2 (b) hereunder.

10. WARRANTIES

10.1 Cargill represents and warrants to Labopharm that:

(a) the Product, at the time of sale and shipment to Labopharm, **(1)** will conform to the applicable Product Specifications, as then in effect; **(2)** will have been manufactured in accordance with cGMPs, Applicable Laws and all relevant standards and guidelines in effect at the time of manufacture; and **(3)** will not be **(i)** adulterated or misbranded within the meaning of the FD&C Act, **(ii)** an article that may not be introduced into interstate commerce under the provisions of Sections 404 or 505 of the FD&C Act, **(iii)** manufactured, sold or shipped in violation of any agreement, judgment, order, or decree to which Cargill is a party, or otherwise **(iv)** manufactured, sold, or shipped in violation of any Applicable Laws in any material respect;

(b) prior to Delivery none of the Product or Materials used, manufactured, packaged, stored or shipped will be contaminated by contact with other products or materials or in any other way; and in particular, that all necessary and relevant cleaning validation studies and cleaning operations implementations will be carried out, at Cargill's expense, on the relevant equipment and the relevant facilities on a Batch to Batch basis to ensure non-contamination as described in the Quality Agreement attached hereto as Schedule D;

(c) it shall not make any material changes to the site of manufacture, equipment, processes, analytical methods, Materials, Product Specifications or Raw Materials Specifications pertaining to Product and Intermediate Product, as well as to the Product and Intermediate Product themselves, without the prior written consent of Labopharm. If Cargill wishes to make such a material change, it shall promptly notify Labopharm of the proposed change and the reasons underlying it. Should Labopharm not be willing to accept such proposed change, and should Cargill proceed to implement such change in the absence of Labopharm's express prior written consent, this shall be considered a material breach of this Agreement, and Labopharm shall have the option to terminate the Agreement, effective immediately, and Cargill shall, within the limits of art. 13.1, fully indemnify and hold harmless Labopharm from direct expense, cost, damage or loss which Labopharm incurs thereby;

(d) Cargill shall use all reasonable efforts to co-operate on any investigations, complaints and recalls for which it is reasonably expected that the Product is involved;

(e) it has obtained any and all consent, approval, license and/or authorization of any governmental authority required in connection with the valid execution of this Agreement and/or the manufacture of the Product in accordance herewith including without limitation, the relevant FDA and European national authorities;

(f) neither it nor any member of its staff has been disqualified or debarred by the FDA or the EMEA for any purpose. If during the term of this Agreement, Cargill becomes aware that Cargill or any member of its staff

is or is about to become so disqualified or debarred, Cargill will provide immediate written notice of same to Labopharm;

(g) Cargill shall maintain sufficient manufacturing capacity to fulfill Labopharm's forecasted Product requirements;

(h) neither it nor any member of its staff has been charged with or convicted under Applicable Law for conduct relating to the regulation of any excipient or other relevant product under any relevant statute, law, or regulation. If at any time Cargill or any member of its staff is charged with or convicted under any law for conduct relating to the regulation of any excipient or food product under any relevant statute, law, or regulation, Cargill will provide immediate written notice of same to Labopharm;

(i) it shall comply in all material respects with all federal and state laws and regulations applicable to the conduct of its business pursuant to this Agreement, including, but not limited to, the FD&C Act, as amended from time to time;

(j) all corporate action on the part of Cargill and its officers and directors necessary for the authorization, execution, and delivery of this Agreement and the performance of all obligations of Cargill hereunder has been taken.

10.2 Labopharm represents and warrants that

(a) it shall comply in all material respects with all federal and state laws and regulations applicable to the conduct of its business pursuant to this Agreement, including, but not limited to, the FD&C Act.

(b) all requisite action on the part of Labopharm and its officers and directors necessary for the authorization, execution, and delivery of this Agreement and the performance of all obligations of Labopharm hereunder has been taken.

(c) it owns the Labopharm Intellectual Property.

11. QUALITY ASSURANCE

Cargill or a third party designated by Cargill, accepted by Labopharm and bound by confidentiality obligations no less strict than those binding upon Cargill hereunder, shall perform quality control and assays on all Product and Intermediate Product and all Materials and shall sample the Intermediate Product and Product and Materials as required for release testing, the whole in accordance with cGMP's, the Product Specifications, the Intermediate Product Specifications, the Raw Materials Specifications and the Quality Agreement.

12. PRODUCT SPECIFICATIONS

12.1 Cargill shall furnish to Labopharm with each shipment of each Batch of Product hereunder the Batch record and a certificate of analysis reflecting that such Batch of Product meets the Product Specifications.

12.2 Each Party shall promptly notify the other Party, but at least within seventy-two (72) hours, of the discovery of any Batch or lot of Product, which has previously been approved in accordance with procedures set forth herein, which does not meet the Product Specifications. That Party shall notify the other Party of such fact along with details concerning the nature of any such failure to meet the Product Specifications. Cargill and/or Labopharm, as the case may be, will make, at their own expense, such further internal investigation that is appropriate under the circumstances and otherwise consistent with their obligations hereunder. The liability for costs associated with any such Batch or lot of Product shall be determined in accordance with Article 13 below (Claims), with the exception of the requirement that Labopharm provide written notice of rejection within 60 days.

12.3 In the event that a Party is required to change the Product Specifications pursuant to Applicable Laws or in response to the order or request of a governmental authority or regulatory body, such Party shall promptly contact the other Party in order to find a mutual agreement on such change of the Product Specifications.

13. CLAIMS

13.1 In the event that any Batch of the Product delivered to Labopharm pursuant to this Agreement by Cargill shall fail to conform with any warranty set forth herein relating to quality and/or the Product Specifications, Labopharm may reject such Batch by giving written notice and supplying samples of such non-conforming Product to Cargill within 60 days after Cargill's Delivery of that Batch of Product or Labopharm's discovery of such non-conformity, if latent, whichever event occurs first. Any notice given hereunder shall specify the manner in which the Product fails to conform to Product Specifications. If there is a disagreement between the Parties as to whether any Batch of the Product meets the Product Specifications, then samples and/or Batch records, as appropriate, from the Batch that is in dispute will be submitted promptly for testing and evaluation to an independent Third Party (including a third party testing laboratory) as shall be agreed to in writing by both Parties, acting reasonably. Neither Party shall delay unduly the selection of such independent Third Party. The determination of such third party as to whether such Product meets the Product Specifications will be final and binding. If it is determined that the nonconformity is due to damage to the Product (a) caused by Labopharm or its agents or (b) which occurs subsequent to Delivery, Cargill shall have no liability to Labopharm with respect to such nonconformity and the cost of any testing and evaluation by a third party shall be borne by Labopharm. If it is determined that the nonconformity is due to damage to the Product (a) caused by Cargill or its agents or (b) which occurs prior to Delivery, the cost of any testing or evaluation by a third party shall be borne by Cargill and Cargill shall either (i) replace such nonconforming Batch of the Product within 14 days at no additional cost to Labopharm, or (ii) in lieu of replacing such

nonconforming Batch of the Product, credit Labopharm's account for the price invoiced for such nonconforming Batch of the Product, at Labopharm's discretion.

13.2 In any case where Labopharm expects to make a claim against Cargill with respect to a damaged or otherwise nonconforming Batch of Product, Labopharm shall not dispose of such Batch for six (6) months after notifying Cargill in writing of such damage or nonconformance without written authorization and instructions of Cargill either to dispose of such Batch or to return the Batch to Cargill.

14. REGULATORY MATTERS

14.1

(a) **General Compliance**. Cargill shall, at its sole expense, comply with all Applicable Laws, standards and specifications applicable to the manufacture of the Product and its performance of Cargill's obligations hereunder, including, without limitation, all applicable regulations of or requirements under licenses, registrations, permits, or approvals from the FDA.

(b) **Notice of Warnings, Etc.** Cargill shall notify Labopharm promptly of any warning (including any FDA Form 483), citation, indictment, claim, lawsuit, or proceeding issued or instituted by any federal, state, or local governmental entity or agency against Cargill if, and only to the extent that, the manufacture of Product hereunder is affected, or of any revocation of any license or permit issued to Cargill, but only to the extent that such license or permit relates to Cargill's performance of its obligations hereunder.

(c) **Product Reviews, Reports.** Cargill shall conduct annual product reviews for the Product, which shall include trend analysis of critical process parameters when reasonably available as well as a review of stability, reserve samples, in-process variances, rejections, investigations and process changes. Cargill shall provide copies of all Product reviews and reports to Labopharm.

(d) **DMF.** Cargill owns the DMF for the Product and shall be responsible to update it on an annual basis, pursuant to the Quality Agreement and subject to Labopharm review and approval, Cargill shall provide Labopharm with full access to the DMF.

(e) **Inspections.** Labopharm or its designate shall have the right to inspect each of the facilities in which the Product and/or Intermediate Product is/are manufactured, packaged, tested and/or stored, at least once every 12 months, upon 30 days prior notice to Cargill. In the event any of the facilities is inspected by representatives of any federal, state, or local regulatory agency in connection with the manufacture of the Product, Cargill shall notify Labopharm promptly upon learning of such inspection,

and shall supply Labopharm with copies of any correspondence or portions of correspondence which relate to the Product.

(f) **Correspondence Received by Cargill.** Cargill shall promptly (and in any event, within three (3) business days of the date of receipt of notice) notify Labopharm in writing of, and shall provide Labopharm with copies of, any correspondence and other documentation received or prepared by Cargill in connection with any of the following events: (i) receipt of a regulatory letter, warning, or similar item, from the FDA or any other regulatory authority in connection with the manufacture, packaging, and storage of the Product and; (ii) any regulatory comments relating to the manufacture of the Product requiring a response or action by Cargill.

15. TERM & TERMINATION

15.1 Term

This Agreement shall commence at the Effective Date and shall remain in force until terminated in accordance with its terms.

15.2 Termination

(a) Either Party may terminate this Agreement upon **2** years prior written notice to the other.

(b) Either Party may terminate this Agreement forthwith by notice in writing to the other Party upon the occurrence of any of the following events:

(i) If the other Party commits a material breach or is in default of the material terms and conditions hereof; provided, however, the terminating Party shall first give to the defaulting Party written notice of the proposed termination of this Agreement, specifying the grounds therefore. Upon receipt of such notice, the defaulting Party shall have ninety (90) days to respond by curing such default or by delivering to the other Party a certificate that such breach is not capable of being cured within such (90) days and that the defaulting Party is working diligently to cure such breach. If the defaulting Party does not so respond or fails to so work diligently, then the other Party may terminate this Agreement. Termination of this Agreement pursuant to this Article shall not affect any other rights or remedies which may be available to the non-defaulting Party; or

(ii) if the other Party ceases for any reason to carry on business (but not as the result of a merger, acquisition or reorganization with one or more entities whether in a single transaction or a series of transactions) or convenes a meeting of its creditors or has a receiver or manager appointed in respect of substantially all of its assets or is the subject of an application for an administration order or of any

proposal for a voluntary arrangement or enters into liquidation (whether compulsorily or voluntarily) or undergoes any analogous act or proceedings under the laws of any relevant jurisdiction; or

(iii) the enactment of any law, order or regulation by a governmental unit that would render it impossible for the other Party to perform its obligations hereunder.

(iv) if a situation of force majeure, as defined under art. 18, continues to prevent the other Party from performing its essential obligations under this Agreement for a continuous or a foreseeable period of more than 6 months.

15.3 Effects of Termination

(a) Upon termination of this Agreement Cargill shall manufacture and ship, and Labopharm shall purchase in accordance with the provisions hereof, any and all quantities of Product sufficient to satisfy Labopharm's forecasted requirements for the subsequent 18 months. All costs associated with any amounts of Product or Intermediate Product in inventory in excess of Labopharm's forecasted requirements for the subsequent 18 months, including their destruction or disposition, shall be borne by Cargill.

(b) Upon termination of this Agreement, the obligations of confidentiality and restrictions on use of Confidential Information and the obligations of indemnification shall survive, together with such other provisions which by their nature should or are intended to survive.

(c) Termination of this Agreement shall not relieve the Parties of any of their obligations hereunder accruing prior to the effective date of such termination.

(d) Should early termination occur in accordance with art. 15.2. (b) (i) or (ii) the Party that terminates this Agreement as a result of the breach or default by the other Party to perform its obligations under this Agreement shall only be entitled to compensation for any direct damages arising out of such early termination up to a maximum aggregate amount of euro 1 million upon a final award by a court of competent jurisdiction.

If termination comes as a result of the breach or default of Cargill to perform its obligations under this Agreement, Cargill shall provide to Labopharm or a Third Party designated by Labopharm, on a reasonable commercial basis, including acceptance of full confidentiality provisions, the technological and technical assistance required to manufacture the

Product pursuant to the Product Specifications.

16. INDEMNIFICATION

16.1 Indemnity in Favour of Cargill. Labopharm shall defend, indemnify and hold Cargill, its Affiliates, and their respective officers, directors and employees harmless from and against any liability to a third party for property damage, personal injury, death, claims, actions or judgments resulting from a negligent act or omission or intentional misconduct by Labopharm or its Affiliates, or their respective directors, officers or employees in connection with the subject matter of this Agreement, except to the extent that any such liability arises out of or results from (i) the breach or misstatement by Cargill of its obligations, representations or warranties under this Agreement, or (ii) the negligence or willful misconduct of Cargill or its Affiliates, or their respective directors, officers or employees.

16.2 Indemnity in Favour of Labopharm. Cargill shall defend, indemnify and hold Labopharm, its Affiliates, and their respective officers, directors and employees harmless from and against any liability to a third party for property damage, personal injury, death, claims, actions or judgments resulting from: (i) a negligent act or omission or intentional misconduct by Cargill or its Affiliates, or their respective directors, officers or employees in connection with the subject matter of this Agreement; (ii) any defect in the manufacture of the Product; except to the extent that any such liability arises out of or results from (a) the breach or misstatement by Labopharm of its obligations, representations or warranties under this Agreement, or (b) the negligence or willful misconduct of Labopharm or its Affiliates, or their respective directors, officers or employees.

16.3 Indemnification Procedures. A party (the "Indemnitee") which intends to claim indemnification under this provision shall promptly notify the other party (the "Indemnitor") in writing of the liability with respect to which the claim of indemnification relates. The Indemnitee shall permit, and shall cause its employees and agents to permit, the Indemnitor, at its discretion, to settle any such liability, the defence and settlement of which shall be under the complete control of the Indemnitor; provided, however, that such settlement shall not adversely affect the Indemnitee's rights hereunder or impose any obligations on the Indemnitee in addition to those set forth herein in order for it to exercise those rights. No such liability shall be settled without the prior written consent of the Indemnitee, and the Indemnitee shall not be responsible for any legal fees or other costs incurred other than as provided herein. The Indemnitee, its employees and agents shall co-operate fully with the Indemnitor and its legal representatives in the investigation and defence of any liability covered by this indemnification. The Indemnitee shall have the right, but not the obligation, to be represented by counsel of its own selection and expense.

16.4 Indemnification Amount. Either Party shall in any case only be liable for direct damages arising out of this Agreement. Either Party's aggregate liability for

damages arising out of this Agreement, whether in contract, tort (including negligence) or otherwise shall be limited to euro 1 million per Contract Year.

17. CONFIDENTIALITY

17.1 Confidentiality. Cargill acknowledges and agrees that Confidential Information concerning the Product is valuable Labopharm Intellectual Property. Each of the Parties shall hold in confidence any and all Confidential Information disclosed to it by the other Party before and during the term of this Agreement and shall not use such Confidential Information except in accordance with the terms of this Agreement. Neither Party shall, without the specific written consent of the other Party, disclose to any third party (except to regulatory authorities to obtain and maintain the registrations of the Product, by Labopharm to its distributors, licensee and marketing partners as relevant or other disclosures required by law) or use for its own purposes any Confidential Information of the other Party or disclose to any third party the existence or contents of this Agreement. The provisions of this Section shall survive the expiry or termination of the Agreement until all of the Confidential Information has fallen within one of the exceptions set forth below.

17.2 Exceptions. The obligation of confidentiality shall not apply to any data or information disclosed hereunder which:

(a) at the time of the disclosure or thereafter is or comes into public domain by publication or otherwise through no fault of either Party;

(b) is disclosed to the recipient by a third party having legal right to make such disclosure

(c) is previously known to the recipient at the date of disclosure, or

(d) is required by law to be disclosed, provided that the disclosing Party furnishes the other Party with written notice that the data or information is proposed to be disclosed sufficiently in advance of the proposed disclosure so as to provide the other Party with reasonable opportunity to seek to prevent the disclosure of or to obtain a protective order for the data or information.

(e) Further, each Party shall be entitled to disclose any Confidential Information received by it hereunder to its responsible employees, officers and advisors, including any such employees, officers and advisors of any of its Affiliates, on a "need-to-know-basis" for the proper performance of its obligations under this Agreement. Labopharm shall also be entitled to disclose relevant Confidential Information to its distributors, licensees and marketing partners. The Parties shall impose at least the same degree of confidentiality on each such person to whom Confidential Information of the other is disclosed as is imposed upon the parties under this Agreement.

17.3 Unauthorized Use. In case a Party becomes aware or has knowledge of any unauthorized use or disclosure of any Confidential Information of the other Party, it shall promptly notify the other Party of such unauthorized use or disclosure.

17.4 Ownership Rights. Each Party agrees that it shall not claim to have any rights, title or ownership in the Confidential Information of the other Party. Without limiting the generality of the foregoing, all Labopharm Intellectual Property related thereto shall form part of Labopharm's Confidential Information.

18. FORCE MAJEURE

18.1 Effects of Force Majeure

Neither Party shall be held liable or responsible for failure or delay in fulfilling or performing any of its obligations under this Agreement in case such failure or delay is caused or occasioned by, without limitation, acts of God, acts of the public enemy or terrorists, fire, explosion, flood, drought, hurricane, weather conditions, war, riot, sabotage, embargo, or by any other unforeseen event, circumstances of like or different character to the foregoing beyond the reasonable control of the affected Party (a "Force Majeure Event"). Such exoneration shall continue as long as the Force Majeure Event continues to the extent that the performance of one or more of the obligations is affected by that Force Majeure Event. Upon cessation of such Force Majeure Event, such Party shall promptly resume performance hereunder.

18.2 Notice of Force Majeure.

Each Party agrees to give the other Party prompt written notice of the occurrence of any Force Majeure Event, the nature thereof, and the extent to which the affected Party will be unable fully to perform its obligations hereunder. Each Party further agrees to use reasonable efforts to mitigate the effects of the Force Majeure Event as quickly as possible and to give the other Party prompt written notice when it is again fully able to perform such obligations.

19. PUBLICITY

If either Party wishes to make a public announcement or disclosure, whether written or oral, concerning this Agreement or the terms hereof, the other Party shall be provided with an advance copy of the proposed disclosure and shall have five (5) business days within which to approve or propose changes thereto unless the law requires immediate disclosure in which case the Party will endeavour to give notice thereof as soon as possible to the other Party. Approval shall not be unreasonably withheld by either Party. Absent approval, no public disclosure concerning this Agreement or the terms hereof shall be made by either Party, except to the extent required by law, in which case art. 17.2.(d) applies accordingly.

20. DISPUTE RESOLUTION

20.1 Dispute Resolution

Except for any disputes with respect to whether any Product meets the Product Specifications, which disputes shall be governed by Article 13 hereof, all disputes, controversies, or differences which may arise between the Parties hereto out of or in connection with this Agreement, shall be settled by mutual consultation and, if necessary, by a mediation procedure to be agreed upon between the Parties in good faith as promptly as possible, but failing an amicable settlement within the time set out in such mediation procedure, shall be finally settled by arbitration in the English language, in Montreal, Quebec, in accordance with the International Chamber of Commerce ("ICC") Arbitration Rules and Procedures. The award of arbitration shall be final and binding upon the Parties hereto, and enforceable in any court of competent jurisdiction. Notwithstanding the foregoing, either Party shall have the right to apply to any court of competent jurisdiction for injunctive relief without breach of the arbitration provision.

20.2 Governing Law and Jurisdiction

This Agreement shall be governed and interpreted in accordance with the laws of the Province of Quebec, excluding any conflicts of laws provisions, and shall be treated in all respects as an Quebec contract. The courts of the Province of Quebec shall have non-exclusive jurisdiction over any proceedings arising out of this Agreement, and the Parties hereto irrevocably attorn to such jurisdiction.

21. GENERAL

21.1 Independent Contractors

The relationship between Cargill and Labopharm is that of independent contractors and nothing herein shall be deemed to create a relationship of partners, joint venturers, or principal and agent between Cargill and Labopharm. Neither Party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement, or undertaking with any Third Party.

21.2 Assignment; Subcontracting

Except in the event of a merger, corporate reorganization or sale of substantially all of the assets of the business. neither Party may assign, subcontract or delegate any of its rights or obligations under this Agreement to a Third Party without the prior written consent of the other Party (which shall not be unreasonably withheld) unless this Agreement expressly allows such assignment, subcontract or delegation. However, any Party hereunder may assign, subcontract or delegate without the consent of the other party all or certain of its rights and obligations hereunder to any of its Affiliates. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve a Party of its responsibility for the performance of any obligation which accrued prior to the effective date of such assignment.

21.3 Waiver

No failure or delay on the part of the Parties hereto to exercise any right, power, or

privilege hereunder or under any instrument executed pursuant hereto shall operate as a waiver; nor shall any single or partial exercise of any right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

21.4 Severability

Should one or more provisions of this Agreement be or become invalid or unenforceable, then the Parties hereto (or a court or arbitrator of competent jurisdiction, as the case may be) shall substitute such provisions with valid ones, which in their commercial effect come so close to the invalid or unenforceable provisions that it may be reasonably assumed that the Parties would have intended such new provisions. If such substitution cannot be made, the invalidity or unenforceability of one or more provisions of this Agreement shall not affect the validity of the Agreement as a whole, unless the invalid or unenforceable provisions are of such essential importance for this Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without them.

21.5 Notices

Aside from daily operational and quality assurance communications, all notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered personally or sent by **(a)** registered or certified mail, return receipt requested; **(b)** a nationally-recognized courier service guaranteeing next-day delivery, charges prepaid; or **(c)** facsimile (with the original promptly sent by any of the foregoing manners). Any such notices shall be addressed to the receiving Party at such Party's address set forth above, or at such other address as may from time to time be furnished by similar notice by either Party. Any such notice or communication shall be effective upon such personal delivery or delivery to such courier, upon transmission by facsimile, or 5 days after it is sent by such registered or certified mail, as the case may be. Copies shall be sent in the same manner as originals.

21.6 Counterparts

This Agreement and any amendment or supplement hereto may be executed in several counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument. Signatures transmitted by facsimile shall be deemed original and binding.

21.7 Entire Agreement

This Agreement, together with the Quality Agreement and any other Schedules, appendices or exhibits to either of them, constitutes the full understanding and agreement of the Parties pertaining to the subject matter hereof, and supercedes and replaces any previous agreements or understandings, whether oral or written. This Agreement cannot be amended except in writing, duly executed by both Parties. No modification to this Agreement shall be effected by the acknowledgment or acceptance of any Purchase Order or shipping instruction form or similar documents containing terms or conditions at variance with or in addition to those set forth herein. Any term or condition of any Purchase Order, sales

acknowledgment, or document which is in addition to, different from, or contrary to the terms and conditions of this Agreement shall be void. This Agreement is binding on the Parties and shall enure to the benefit of their respective successors and assigns.

21.8 Language Election

The parties hereby acknowledge to have specifically requested that this Agreement and all related documents and notices be drawn up in the English language. Les parties aux présentes déclarent qu'elles ont exigé que cette convention de même que tous les documents, y compris tous avis qui s'y rattache, soient rédigés en langue anglaise.

[the next page contains the signatures of the parties]

EXECUTED by the duly authorized representatives of the Parties, effective the date first written above.

LABOPHARM INC.

Per: James Howard-Tripp
Title: President & CEO

LABOPHARM EUROPE LTD.

Per: Anthony C. Playle
Title: Managing Director

CARGILL INC.

Per: Ken [illegible]
Title: VP, CTS

SCHEDULE A

LABOPHARM PATENTS

(Redacted)

SCHEDULE B
RAW MATERIALS SPECIFICATIONS
(Redacted)

SCHEDULE C
PRODUCT SPECIFICATIONS
(Redacted)

SCHEDULE D
QUALITY AGREEMENT
(Redacted)